

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

<u>Via E-mail</u>
Lewis Bender
Chief Executive Officer
Interleukin Genetics, Inc.
135 Beaver Street
Waltham, MA 02452

      Re: Interleukin Genetics, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed June 8, 2012
              File No. 001-32715

Dear Mr. Bender:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Jeffrey Riedler

                                  Jeffrey Riedler
                                  Assistant Director

cc: Brian Keane
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111